QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11.2

ALLEGIANCE TELECOM, INC.

COMPUTATION OF PER SHARE LOSS

NINE MONTHS ENDED SEPTEMBER 30, 2002

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants Exercised	768,021	99.76%	766,154
Stock Options Exercised	1,362,257	98.56%	1,342,591
Employee Stock Discount Purchase Plan Shares Issued	2,319,736	76.53%	1,775,294
Common Stock Issued for Business Acquisitions	5,558,747	99.51%	5,531,523
Restricted Shares Issued to Employees	1,226,768	7.51%	92,156

WEIGHTED AVERAGE SHARES OUTSTANDING			116,436,186
NET LOSS APPLICABLE TO COMMON STOCK			$(452,515,000)

NET LOSS PER SHARE, BASIC AND DILUTED			$(3.89)

Note: Net loss per share, basic and diluted for the six months ended June 30, 2002 was understated by $0.02 per share due to the inclusion of unvested restricted stock in weighted average shares outstanding. Net loss per share, basic and diluted was previously disclosed as $(2.90) and should have been disclosed as $(2.92).

QuickLinks

  Exhibit 11.2
ALLEGIANCE TELECOM, INC. COMPUTATION OF PER SHARE LOSS NINE MONTHS ENDED SEPTEMBER 30, 2002